UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days. ☐ Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Blu Opportunity, Inc

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      March 13, 2023

Physical address of issuer
11670 Fountains Dr #245 Maple Grove, MN 55369

Website of issuer
www.bluopportunity.com

Current number of employees
1

Reason for Termination of Reports
Issuer has filed one annual report and has fewer than 300 holders of record

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Blu Opportunity, Inc
Jan Rippingale

_____*Jan Rippingale*_____

Founder, CEO

Chairperson, Board Member

Date _2026-02-05_____

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



CERTIFICATE *of* SIGNATURE

REF. NUMBER
I3ROC-LPUIQ-ZMEYK-YHBNY

DOCUMENT COMPLETED BY ALL PARTIES ON
05 FEB 2026 16:05:01 UTC

SIGNER	TIMESTAMP	SIGNATURE
JAN RIPPINGALE EMAIL JRIPPINGALE@BLUOPPORTUNITY.COM	SENT 04 FEB 2026 15:14:34 VIEWED 05 FEB 2026 16:04:45 SIGNED 05 FEB 2026 16:05:01	Jan Rippingale IP ADDRESS 174.62.65.229 LOCATION FORT BRAGG, UNITED STATES

RECIPIENT VERIFICATION

EMAIL VERIFIED
05 FEB 2026 16:04:45